SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of March and April 2003

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ☐  No:  ☑

First quarter report 2003/1

US VERSION

	1st quarter 2003
In US$ million
Revenues	729.9	(– 15.2%)
EBITDA	93.0	(– 16.7%)
EBIT	44.8	(– 24.3%)
Net income	22.8	(– 18.1%)

In US$
Net income per share	0.26	(– 18.1%)

•	Revenues decreased by 15.2%; half of this decrease was due to exchange rate effects.

•	Net income amounted to US$ 22.8 million (–18.1%). Higher margins, lower operating expenses and lower interest charges helped to offset reduced income resulting from lower revenues.

•	Market share in strategic segments maintained despite lower machine sales because of postponement of investment decisions.

•	Further cost reductions planned.

•	In view of continuing political and economic uncertainty no forecast can be given for full 2003 financial year.

Venlo, The Netherlands, April 11, 2003: consolidated results for the first quarter of fiscal 2003 were published today by Océ N.V. (NASDAQ-OCENY).

Results first quarter 2003

Total revenues in the first quarter decreased by 15.2% to US$ 729.9 million.

Half of this decrease was due to foreign exchange effects and the other half was autonomous. Due to the postponement of investment decisions by customers, machine sales fell sharply (– 27%). However, Océ has maintained market share in all of its strategic markets.

The relative gross margin increased and amounted to 41.1% (2002: 40.9%). This increase is the net result of a positive foreign exchange effect (+ 0.8%) and a negative volume/mix effect (– 0.6%). This volume/mix effect was the result of the positive effects on the margin of the phasing out of the low volume segment in the office market and the growth in Facility Services where margins are lower. The impact of the recently introduced machines, which yield high margins, was still limited.

Operating expenses were well below the corresponding period of last year (– 12.8%). The autonomous decrease in these expenses amounted to more than 5%. The remainder of the decrease was attributable to foreign exchange effects. The focus on cost control is bearing fruit.

Operating income before depreciation and amortisation (EBITDA) amounted to US$ 93 million (– 16.7%).

Operating income (EBIT) amounted to US$ 44.8 million (– 24.3%).

Financial expense (net) decreased by US$ 7.3 million (– 42%) due to a reduction in interest-bearing loans (– US$ 361 million) and lower interest rates.

The tax charge increased slightly compared to the first quarter of 2002.

The net income decreased by 18.1% to US$ 22.8 million, or US$ 0.26 per share based on 83.443.583 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 27.8 million or US$ 0.32 per share based on 84.111.676 shares, being the weigthed average number of ordinary shares outstanding at the first quarter of 2002.

The influence of the decrease in revenues on net income was limited thanks to a higher relative margin, lower operating costs and lower interest charges. The restructuring operation, which is proceeding according to plan, has again reduced the level of costs.

Despite the favorable development in costs, further reductions will be implemented.

In the outsourcing of the lease activities attention is being focused specifically on the implementation of administrative systems. As a result only a limited amount of lease receivables has been transferred as yet. The amount of lease

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receivables decreased by US$ 81 million compared to November last year.

As at the end of the quarter the financing level of the Dutch pension fund amounted to 97% (deficit after taxes amounts to US$ 10.7 million).

No provision has been set aside for the shortfall, as Océ plans to change the accounting principles for the calculation of its pension commitments in preparation of the introduction of IFRS. A definitive decision on this will be taken before the end of the second quarter of this year.

Results by Strategic Business Unit

In Digital Document Systems (DDS) total revenues amounted to US$ 507.7 million (2002: US$ 599.0 million).

Revenues decreased by 15.2%, of which 8% was autonomous.

The substantial decline of 33% in machine sales was partly offset by revenues from Service and Software.

The gross margin in DDS improved and the operating expenses declined.

Operating income in DDS was US$ 32.6 million (2002: US$ 36.3 million).

The machines that were launched in November 2002 did not yet make a contribution to income during the first quarter. Regular market shipments of the first machines will commence during the second quarter.

In Wide Format Printing Systems (WFPS) revenues amounted to US$ 222.2 million (2002: US$ 262.2 million). Of the 15.2% decrease in revenues, 6.7% was autonomous. Here, too, the underlying cause was the decline in machine sales (– 17%). Océ was able to maintain its share of the market.

Gross margins were higher and operating expenses decreased.

Operating income in WFPS amounted to US$ 12.2 million (2002: US$ 22.9 million).

The color printer for the design engineering market, the Océ TCS400, was well received by customers. Regular market shipments will start during the second quarter.

Commercial versus financial results

As the lease portfolio and the related activities will largely be outsourced in 2003 and 2004, results from the provision of financial services will increasingly decline in importance during this period. As from the report on this first quarter of 2003, therefore, the overall results of Océ also comprise a separate mention of the results from commercial and financial activities.

	First quarter
	2003	2002
In million US$
Commercial activities
Revenues	702	828
Operating income	25	35
Net income	15	20
Financial activities
Revenues	28	33
Operating income	20	25
Net income	7	7

Balance sheet

The balance sheet total decreased sharply by US$ 485 million as compared to the first quarter of 2002.

This decrease was due, amongst other things, to the lower level of financial lease receivables (US$ 207 million). The size of the population of rental machines also showed a substantial decrease caused by the gradual phase-out of activities in the low volume segment of the office market.

Total assets were down by US$ 129 million as compared to the 2002 year end.

The decrease in working capital is attributable to a substantial fall in accounts receivable.

Furthermore there was a temporarily higher level of inventories.

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Free cash flow during the quarter was slightly positive.

Prospects

Investment activity world-wide is sluggish because of the uncertain political and economic climate. This is negatively impacting on the sales of Océ machines.

On the basis of the restructuring measures that are being implemented and the related cutbacks in operating expenses, coupled with the good competitive position that Océ currently holds, an economic upturn should bring a considerable improvement in the company’s results.

However, given the ongoing economic uncertainty, we consider it impossible to make a pronouncement about the results for the full year 2003.

Océ N.V.

April 11, 2003

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First quarter report 2003/1

Consolidated Statement of Operations

Period December 1, 2002 till February 28, 2003	First quarter
	2002	2003	2003
	€	€	US$
Results in millions except per share*
Revenues from sales, rentals and service	768.0	651.2	701.9
Interest from financial lease	31.0	26.0	28.0

Total revenues	799.0	677.2	729.9
Cost of sales, rentals and service	472.5	398.9	429.9
Gross margin	326.5	278.3	300.0
Operating expenses	271.6	236.8	255.2
Operating income	54.9	41.5	44.8
Financial expense (net)	16.1	9.3	10.1
Income before income taxes, equity in income of unconsolidated companies and minority interests	38.8	32.2	34.7
Income taxes	12.4	10.4	11.2
Income before equity in income of unconsolidated companies and minority interests	26.4	21.8	23.5
Equity in income of unconsolidated companies	—	—	—
Income before minority interests	26.4	21.8	23.5
Minority interests in net income of subsidiaries	0.6	0.6	0.7
Net income	25.8	21.2	22.8
Net income attributable to holders of ordinary shares	24.9	20.3	21.8
Free cash flow	– 2.7	2.3	2.5
EBITDA	103.7	86.3	93.0
Average number of outstanding ordinary shares (x 1,000)	84,112	83,444	83,444
Per ordinary share in US$
Net income	0.30	0.24	0.26

*	The company reports in Euro (€). As a convenience for US readers, the results for 2003 have been converted at US$ 1.0779 : € 1 the noon buying rate of February 28, 2003. This compares with US$ 0.8658 : € 1 used at this time last year.

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First quarter report 2003/1

Consolidated Balance Sheet

	First quarter			End financial year
	2002	2003	2003	2001	2002	2002
	€	€	US$	€	€	US$
In millions
Assets
Intangible assets	89	81	88	43	86	93
Tangible fixed assets	628	544	586	637	578	623
Financial fixed assets	745	627	676	751	681	734
Inventories	387	362	390	365	346	372
Accounts receivable and prepaid expenses	1,292	1,085	1,170	1,292	1,123	1,211
Cash and cash equivalents	40	32	34	40	37	40

Total assets	3,181	2,731	2,944	3,128	2,851	3,073
Liabilities
Total shareholders’ equity	946	893	963	909	909	980
Minority interest	39	38	41	40	40	43
Long term liabilities (provisions)	438	435	469	428	452	487
Long term debt	954	665	717	754	756	815
Short term debt	197	151	162	387	87	94
Other current liabilities	607	549	592	610	607	654

Total liabilities	3,181	2,731	2,944	3,128	2,851	3,073

Changes in shareholders’ equity

Period December 1, 2002 till February 28, 2003	First quarter
	2002	2003	2003
	€	€	US$
In millions
Amount at December 1, 2001/2002	909	909	980
Net income	26	21	23
Dividend	—	—	—
Conversion of convertible loans	—	—	—
Purchase of shares	—	– 1	– 1
Foreign currency translations	11	– 36	– 39

At February 28	946	893	963

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First quarter report 2003/1

Consolidated Statement of Cash Flow

Period December 1, 2002 till February 28, 2003	First quarter
	2002	2003	2003
	€	€	US$
In millions
Cash flow from operating activities
Net income	26	21	23
Depreciation	49	45	48
Installed and divestments in rental equipment and financial lease receivables	28	30	32
Long term liabilities (provisions)	9	– 14	– 15
Trade accounts and other receivables	19	40	43
Inventories	– 2	– 16	– 17
Trade accounts payable	– 8	– 30	– 32
Net change in other working capital accounts	– 42	– 64	– 69

Total cash flow from operating activities	79	12	13
Cash flow from investing activities
Capital expenditure in intangible assets	– 3	– 4	– 4
Capital expenditure less divestments in property, plant and equipment	– 22	– 18	– 20
Capital expenditure in other financial assets	– 6	13	14
Net change unconsolidated companies	1	—	—
Acquisitions (net of cash)	– 52	—	—

Total cash flow from investing activities	– 82	– 9	– 10
Cash flow from financing activities
Interest bearing loans	10	– 9	– 10
Purchase of shares	—	– 1	– 1
Dividend	—	—	—
Other	– 2	– 2	– 2

Total cash flow from financing activities	8	– 12	– 13
Effect of exchange rate changes	– 5	4	4
Changes in cash and cash equivalents	—	– 5	– 5

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First quarter report 2003/1

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality products, services and complete solutions for use by professionals in print and document management, primarily in environ-ments where large numbers of documents are processed.

In its own R&D centres Océ develops advanced machines and systems for document production, distribution and management. The company also offers its customers innovative services in the areas of consultancy, financing and outsour-cing (Facility Services). Océ’s customers are mainly active in office, industrial and graphical environments.

Océ’s products and services are renowned for their high quality. This is based on their reliability, productivity, durability, ease of use and environmental friendliness. In its 125-year history Océ has built up a solid reputation as an innovator, both technologically and commercially.

Market approach Océ’s products and services are mainly offered via the company’s own direct sales and service organisation. This ensures a constant flow of up-to-date market and customer information, allowing Océ to anticipate and respond alertly to changing market needs. Océ has specifically tailored its organisation in line with the market segments that are of strategic relevance to the business. In a number of geographical markets part of the range is made available via specialised distributors.

Océ largely develops and manufactures its product range itself. Océ’s strong and unique technology base stems from its many years of experience and its programmes of consistent investment in R&D. The company’s innovative capacity is broadened and reinforced on an ongoing basis via alliances with strategic partners and via systematic co-operation with co-developers and suppliers.

Océ operates in a total of eighty countries and has its own sales companies in thirty countries. The Océ Group has more than 22,400 employees, more than half of whom work in sales and service.

Océ research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan.

In 2002 Océ achieved revenues of US$ 3.2 billion and net income of US$ 111.8 million.

Ambition Océ wants to strengthen its position in existing and new market segments in the document management area. Océ aims to hold a top-three position in its selected segments. Its primary objective in this respect is to create value for customers, shareholders, employees and partners as well as for society as a whole.

In its policy Océ clearly focuses on making a substantial contribution to sustainable development world-wide.

Océ is an attractive employer and invests in a healthy and inspiring working environment that offers challenging career opportunities.

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First quarter report 2003/1

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Safe Harbor Statement

This announcement contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. Océ has based these forward-looking statements on its current expectations and projections about future events. Océ’s expectations and projections may change and its actual results may differ substantially from those projected in the forward-looking statements based on various important factors (some of which are beyond Océ’s control) and which are neither manageable nor foreseeable by Océ.

These factors include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressure within the Company’s markets, financing the Company’s operations, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and dispositions and effects of recent and further terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks and other factors that may affect the Company’s results, business or financial condition, the pages 64 till 66 of the Annual Report 2002, Océ’s Annual Report on Form 20-F and other filings made by Océ with the US Securities and Exchange Commission should be consulted.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

[LOGO] Printing for Professionals	Océ-N.V. P O Box 101, 5900 MA Venlo, the Netherlands Telephone (+31) (0)77 359 22 40 Telefax (+31) (0)77 359 54 36 Océ on Internet: http://www.oce.com E-mail info@oce.com Traderegister Venlo 12002283

Press release Océ N.V.	[LOGO]

Shareholders Meeting Océ

At today’s Annual General Meeting of Shareholders of Océ N.V. the Financial Statements for 2002 were adopted and the dividend for the 2002 financial year was fixed at € 0.58 per ordinary share.

Mr. G.B. Pelizzari was granted an honourable release and discharge as an Executive Director.

Mr. Ronald E. Daly, who was appointed CEO of Océ-USA Holding, Inc. with effect from December 1, 2002 has been appointed member of the Executive Board of Océ N.V.

Mr. M. Ververs was granted an honourable release and discharge as a Supervisory Director.

Mr. A. Baan has been appointed as a Supervisory Director. Mr. Baan is a former member of the Board of Management and of the Group Management Committee of Royal Philips Electronics N.V.

The dividend for the 2002 financial year per ordinary share of € 0.50 nominal value was fixed at € 0.58 in cash. After deduction of the interim dividend the final dividend for the 2002 financial year amounts to € 0.43 per ordinary share of € 0.50 nominal value.

The cash dividend will be made available for payment with effect from March 28, 2003.

Océ N.V.

March 12, 2003

Press release Océ N.V.	[LOGO]

Océ: lower revenues in first quarter 2003

At today’s General Meeting of Shareholders of Océ N.V., Mr. R. van Iperen, Chairman of the Board of Executive Directors, announced that revenues for the first quarter of 2003 had decreased by approximately 15% compared to the first quarter of 2002. Half of this decrease was due to the exchange rate effects. The decline in revenues results from the ongoing high degree of political uncertainty and the further deterioration of the investment climate.

Océ expects that, thanks to the reorganisation measures that were started last year, the decrease in net income, resulting from the above revenue development, will remain limited to 15% to 20% compared to the first quarter of 2002.

Figures on the first quarter will be published on April 11, 2003.

In view of the continuing uncertainty about economic developments and the willingness of our customers to invest Océ maintains its previous statement that it still takes the view that under present circumstances it is not possible to make a forecast for the full 2003 financial year.

Océ N.V.

March 12, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V. (Registrant)

By:	/s/ R.L. VAN IPEREN
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: April 22, 2003